BioPharma

Manufacturing Solutions Inc.

June 17, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jay Ingram, Legal Branch Chief

Re:	BioPharma Manufacturing Solutions, Inc. Form S-1 Registration Statement (Registration No. 333-184494), originally filed October 18, 2012, as amended

Acceleration Request

Requested Date:	June 18, 2014
Requested Time:	4:01 PM Eastern Time

Ladies and Gentlemen:

BioPharma Manufacturing Solutions, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

8001 Irvine Center Drive, Suite 400	Phone: 562-244-9785
Irvine, CA 92618	Fax: 562-493-0743

BioPharma

Manufacturing Solutions Inc

Thank you for your assistance.

Sincerely,

BIOPHARMA MANUFACTURING SOLUTIONS, INC.

By:	/s/ Gary Riccio
Gary Riccio
Chief Executive Officer

cc: Steven J. Davis, Esq.

8001 Irvine Center Drive, Suite 400	Phone:562-244-9785
Irvine, CA 92618	Fax: 562-493-0743